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                    UNITED STATES                   |Expires:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |Estimated Average    |
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                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          Crown Media Holdings, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
         ------------------------------------------------------------
                        (Title of Class and Securities)

                                  228411 10 4
         ------------------------------------------------------------
                                (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                            12300 Liberty Boulevard
                           Englewood, Colorado 80112
                                (720) 875-5400
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 11, 2003
         ------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 228411 10 4
-----------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Liberty Media Corporation, 84-1288730


-----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)      [ X  ](1)
                                              (b)      [    ]
-----------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------
4.       SOURCE OF FUNDS* (See Instructions)
         OO

-----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                 [  ]

-----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-----------------------------------------------------------------


                    7.   SOLE VOTING POWER
NUMBER OF                   0
SHARES              ---------------------------------------------
BENEFICIALLY        8.      SHARED VOTING POWER
OWNED BY                    83,817,071(2) shares of Class A common
EACH                        stock
REPORTING           ---------------------------------------------
PERSON              9.      SOLE DISPOSITIVE POWER
WITH                        0
                    ---------------------------------------------
                    10.     SHARED DISPOSITIVE POWER
--------
1        Beneficial ownership is disclaimed with respect to certain securities of the Issuer.  See footnotes 2 and 3 below.

                                            83,817,071(2)

-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,529,096(2) (3) shares of Class A common stock

-----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)              [  ]

-----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         85.7%(2) (3)

-----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)
         CO
-----------------------------------------------------------------



--------
2        The amount reported includes 30,670,422 shares of Class B
Common Stock that are held by Hallmark Entertainment Investments Co. and are convertible at the option of Hallmark Entertainment Investments Co. into an equivalent number of shares of Class A Common Stock and 53,146,649 shares of Class A Common Stock that are held by Hallmark Entertainment Investments Co. that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 30,670,422 shares of Class B Common Stock and 53,146,649 shares of Class A Common Stock is disclaimed.  The amount has been calculated assuming conversion of the shares of Class B Common Stock referred to above and using the number of shares of Class A Common Stock and Class B Common Stock outstanding on January 7, 2003.
3        The amount reported includes 5,712,025 shares of Class A
Common Stock that are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P. that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these shares is disclaimed.

CUSIP No. 228411 10 4
-----------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Liberty Crown, Inc.

-----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)      [ X ](1)
                                             (b)      [   ]
-----------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------
4.       SOURCE OF FUNDS* (See Instructions)
         OO

-----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                [  ]

-----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-----------------------------------------------------------------
                    7.   SOLE VOTING POWER

NUMBER OF                   0
SHARES              ---------------------------------------------
BENEFICIALLY       8.      SHARED VOTING POWER
OWNED BY
EACH                        83,817,071(2)

----------------
1        Beneficial ownership is disclaimed with respect to certain securities of the Issuer.  See footnotes 2 and 3 below.

2        The amount reported includes 30,670,422 shares of Class B
Common Stock that are held by Hallmark Entertainment Investments
Co. and are convertible at the option of Hallmark Entertainment Investments Co. into an equivalent number of shares of Class A
Common Stock and 53,146,649 shares of Class A Common Stock that are held by Hallmark Entertainment Investments Co. that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 30,670,422 shares of Class B Common Stock and 53,146,649 shares of Class A Common Stock is
                                                           (continued)

REPORTING                          --------------------------------------------
PERSON                             9.      SOLE DISPOSITIVE POWER
WITH
                                           0
                                   --------------------------------------------
                                   10.     SHARED DISPOSITIVE POWER

                                           83,817,071(2)

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,529,096(2) (3) shares of Class A common stock

-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                   [  ]

-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         85.7%(2) (3)

-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)
         CO

-------------------------------------------------------------------------------


2 (continued)
disclaimed. The amount has been calculated assuming conversion of the shares of Class B Common Stock referred to above and using the number of shares of Class A Common Stock and Class B Common
Stock outstanding on January 7, 2003.

3        The amount reported includes 5,712,025 shares of Class A
Common Stock that are severally beneficially owned by VISN
Management Corp. and JP Morgan Partners (BHCA), L.P. that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1).
Beneficial ownership of these shares is disclaimed.

                              Amendment No. 1 to
                           Statement on Schedule 13D

         This Schedule 13D/A Amendment No. 1 hereby amends the Schedule 13D filed by Liberty Media Corporation with the Securities and Exchange Commission on May 19, 2000 (as amended, the "Schedule 13D" or the "Statement"), relating to shares of Class A Common Stock, $.01 par value per share of Crown Media Holdings, Inc., a Delaware corporation.

Item 1            Security and Issuer

         Item 1 is hereby amended and restated to replace the previously disclosed information with the following information:

         This Statement relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Crown Media Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6430 S.
Fiddlers Green Circle, Suite 500, Greenwood Village, Colorado
80111.
         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D also relates to the equivalent number of shares of Class A Common
Stock issuable upon conversion of shares of the Class B common stock, par value $0.01 per share ("Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock") of the Issuer. Holders of Class A Common Stock are entitled to one vote for each share held, and holders of Class B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders.

Item 2            Identity and Background.

         Item 2 is hereby amended and restated to replace the previously disclosed information with the following information:

         This Schedule 13D is being filed by Liberty Media Corporation ("Liberty"), a Delaware corporation and Liberty Crown, Inc. ("Liberty Crown"), a Delaware corporation and a wholly owned subsidiary of Liberty (Liberty and Liberty Crown, together, the "Reporting Persons"). Liberty and Liberty Crown each has its principal executive office at 12300 Liberty Boulevard, Englewood, Colorado 80112. The principal business of Liberty is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal business of Liberty Crown is the ownership of its interest in the Issuer and its interest in Hallmark Entertainment Investments Co. ("HEIC").

         The prior Schedule 1 to this Statement is hereby deleted in its entirety and is replaced by the Schedule 1 attached hereto and incorporated herein by reference which contains the following information concerning each director, executive officer and controlling person of Liberty: (i) name; (ii) residence or business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         The prior Schedule 2 to this Statement is hereby deleted in its entirety and is replaced by the Schedule 2 attached hereto and incorporated herein by reference which contains the following information concerning each director, executive officer and controlling person of Liberty Crown: (i) name; (ii) residence or business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 and Schedule 2 hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following information:

         Liberty holds the Common Stock and the interests in Hallmark Entertainment Investments Co. (as described below) through its wholly owned subsidiary Liberty Crown. On December 18, 2001,
Liberty Crown donated 88,184 shares of Class A Common Stock to
Volunteers of America of Colorado in a gift transaction.

         HEIC Contribution Agreement. Liberty Crown contributed 9,416,746 shares of Class A Common Stock to HEIC on March 11, 2003 pursuant to a Contribution Agreement dated as of March 11, 2003 (the "HEIC Contribution Agreement") by and among HEIC, Hallmark Entertainment Holdings, Inc. ("Hallmark Entertainment Holdings"), Liberty Crown, VISN Management Corp. ("VISN") and JP Morgan Partners (BHCA), L.P. ("JPM"). Pursuant to the HEIC Contribution Agreement, each of the parties other than HEIC contributed shares of Class A Common Stock and/or Class B Common Stock in exchange for Class A common stock, par value $.01 ("HEIC Class A Common Stock"), of HEIC and Class B common stock, par value $.01 ("HEIC Class B Common Stock", and collectively with the HEIC Class A Common Stock, the "HEIC Common Stock"), of HEIC, respectively. The foregoing summary of the terms of the HEIC Contribution Agreement is qualified in its entirety by reference to the full text of the Contribution Agreement that is filed as
Exhibit 7(c) to this Statement and is incorporated herein by reference.

Item 4            Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following information:

         HEIC Contribution Agreement. On March 11, 2003, Liberty Crown transferred (the "HEIC Contribution")9,416,746 shares of Class A Common Stock to HEIC pursuant to the HEIC Contribution Agreement in exchange for 9,417 shares of HEIC Class A Common Stock (or 17.7% of the outstanding shares of HEIC Class A Common Stock). Also pursuant to the Contribution Agreement, Hallmark Entertainment Holdings contributed its entire equity interest in the Issuer, comprised of 39,259,480 shares of Class A Common Stock and 30,670,422 shares of Class B Common Stock, in exchange for 39,260 shares of HEIC Class A Common Stock (or 73.9% of the outstanding shares of HEIC Class A Common Stock) and 30,670 shares of HEIC Class B Common Stock (or 100% of the outstanding shares of HEIC Class B Common Stock), VISN contributed 633,803 shares of Class A Common Stock in exchange for 634 shares of HEIC Class A Common Stock (or 1.2% of the outstanding shares of HEIC Class A Common Stock); and JPM contributed 3,836,620 shares of Class A Common Stock in exchange for 3,837 shares of HEIC Class A Common Stock (or 7.2% of the outstanding shares of HEIC Class A Common Stock). As a result of the transactions contemplated by the HEIC Contribution Agreement, the Issuer will be included in the consolidated federal tax return of Hallmark Cards, Inc ("Hallmark Cards"). Pursuant to a tax sharing agreement between Hallmark Cards and the Issuer, Hallmark Cards will pay the Issuer an amount based on the benefits realized by Hallmark Cards as a result of consolidation, 75% of such amount in cash on a quarterly basis and the balance as the Issuer becomes a taxpayer, which is expected to provide the Issuer with substantial additional funding for the next few years. Under the tax sharing agreement, at Hallmark Cards' option, the balance payable to the Issuer may be applied as an offset against amounts owed by the Issuer to any member of the Hallmark consolidated group under any loan, line of credit or other payable, subject to any limitations under any loan indentures or contracts restricting such offsets.

         Stockholders Agreement Amendment.   On March 11, 2003, in
connection with the HEIC Contribution Agreement, each of VISN and DirecTV Enterprises, Inc. ("DirecTV") entered into a Consent and Waiver (the "Stockholders Agreement Waiver") to the Second
Amended and Restated Stockholders Agreement (as amended, the "Stockholders Agreement") that was entered into on August 30, 2001 among Hallmark Entertainment, Inc., Liberty, Liberty Crown, VISN, JPM, DirecTV and the Issuer. On March 5, 2003, the Board of directors of the Issuer increased the size of its Board of Directors from 11 to 15. Pursuant to the Stockholders Agreement Waiver, 12 members of the Board of Directors are to be nominated by HEIC (one of which must be the Chief Executive Officer of the Issuer), one member is to be nominated by VISN and at least two independent members are to be nominated by the Issuer's Board of Directors. The foregoing summary of the terms of the Stockholders Agreement Waiver is qualified in its entirety by reference to the full text of the Stockholders Agreement Waiver that is filed as Exhibit 7(d) hereto and hereby incorporated by reference.

Item 5.           Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety to replace the previously disclosed information with the following information:

         (a) Liberty may be deemed to beneficially own the Class A Common Stock deemed to be owned by Liberty Crown. All of the shares reported as beneficially owned by Liberty Crown are included in the shares reported as beneficially owned by Liberty.
                  Hallmark Cards, Hallmark Entertainment Holdings, HEIC, Liberty Crown, VISN and JPM may be deemed to have formed a group in connection with the execution of the HEIC Contribution Agreement and the consummation of the transactions contemplated thereunder. Pursuant to Rule 13d-5(b)(1), each member of the group is deemed to beneficially own all shares of Common Stock held by each member of the group. HEIC currently owns 30,670,422 shares of Class B Common Stock and HEIC, VISN and JPM beneficially own 53,146,649, 5,704,225 and 7,800 shares of Class A Common Stock respectively. Consequently, assuming conversion of all outstanding shares of Class B Common Stock, each Reporting Person could be deemed to beneficially own 89,529,096 shares of Class A Common Stock or 85.7% of the shares of Class A Common Stock. However, each Reporting Person hereby disclaims beneficial ownership with respect to shares of Common Stock directly beneficially owned by each of HEIC, VISN and JPM.

                  Except as described in the preceding paragraphs, to the knowledge of the Reporting Persons, none of the persons named on Schedule 1 to this Statement (the "Schedule 1 Persons") and none of the persons named on Schedule 2 to this Statement (the "Schedule 2 Persons")

                  beneficially owns any shares of Class A Common Stock.
         (b) The shares of Class A Common Stock and Class B Voting Stock reported on in this statement are subject to shared voting and disposition as noted in Item 6.

         (c) Except for the disposition by Liberty Crown of 9,416,746 shares of Class A Common Stock pursuant to the HEIC Contribution Agreement, no transactions in the shares of Class A Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the Schedule 1 Persons or
                  Schedule 2 Persons during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety to replace the previously disclosed information with the following information:

Stockholders Agreement. The Stockholders Agreement, as amended, provides that the Issuer's Board of Directors will consist of not less than 15 directors, with 12 nominated by HEIC and one nominated by VISN and two independent directors who will not be officers or employees of any of the parties or their affiliates and will be nominated by the Board of Directors. The rights of the parties to nominate a director will terminate on the later of
(1) such party beneficially owning less than 5% of the Common Stock then outstanding or (2) such party ceasing to beneficially own at least 75% of the Common Stock such party owned immediately following the Issuer's IPO.

         In addition, the Stockholders Agreement provides that, in the event Hallmark Entertainment Holdings proposes to transfer
20% or more of the outstanding Common Stock to an unaffiliated third party, each other party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares.

         Under the Stockholders Agreement, HEIC has the right to require the Issuer on four occasions, and the other parties, as a group, have the right to require the Issuer on two occasions, to register for sale the shares of the Common Stock they hold, so long as the number of shares they require the Issuer to register in each case is at least 7% of the Common Stock then outstanding. HEIC and the other parties also have an unlimited number of "piggy back" registration rights.

         The Stockholders Agreement also provides that the Issuer will be obligated to pay all expenses that result from the registration of HEIC's and the other parties' Common Stock under the Stockholders Agreement, other than registration and filing fees, attorneys fees, underwriter fees or expenses and underwriting discounts and commissions. The Issuer also agreed to indemnify such parties against any liabilities that may result from their sale of Common Stock, including liabilities under certain securities laws.

         Under the Stockholders Agreement, the Issuer also agreed that, for so long as (1) the Issuer or any of its affiliates are entitled to have a representative on the Crown Media United States, LLC ("CMUS")(formerly known as Odyssey Holdings, L.L.C.) governance committee, and (2) VISN and certain of its affiliates either (a) are entitled to nominate or designate a member of the Issuer's Board of Directors or (b) beneficially own any preferred interests in CMUS, then neither the Issuer nor any of its affiliates will, without the written consent of the member of the Issuer's Board of Directors nominated by VISN or a representative of the National Interfaith Cable Coalition, Inc., vote in favor of:

o any specified change in, or action described in the CMUS amended and restated company agreement that relates to VISN's preferred interest in CMUS or that relates to VISN's rights to programming on the CMUS Network or its programming budget;

o    any repayment or redemption of specified equity interests in CMUS;

o any transfer of all or substantially all of CMU assets or any business combination involving CMUS where CMUS is not the surviving entity, unless the transferee assumes specified obligations under the CMUS amended and restated company agreement until the later of the fifth anniversary of the IPO or the second anniversary of the transfer or business combination;

o the dissolution of CMUS, except in connection with a complete liquidation;

o any transfer of all or substantially all of CMU assets to, or any business combination involving CMUS with, the Issuer or any of its affiliates, or any other material transaction with the Issuer or any of its affiliates, unless the Issuer complies with specified restrictions relating to any financial benefit the Issuer receives from the transaction that is more than what the Issuer would have received had the transaction been on an arm's- length basis or on commercially reasonable terms; or

o any amendment to CMUS' amended and restated company agreement that would result in none of the Issuer or its affiliates having the right to consent to take any of the actions listed in the above bullet points or impact specified VISN's obligations under the CMUS amended and restated company agreement or specified interests with respect to VISN's preferred interests in CMUS.

         In addition, the Issuer has agreed not to transfer any of its interests in CMUS unless the transfer is conditioned on the requirement that the transferee assume the Issuer's obligations described above. Under the terms of the Stockholders Agreement, the transferee's obligations will generally expire on the later of (1) the fifth anniversary of the IPO, (2) the second anniversary of the transfer or (3) the repayment of VISN's preferred interest in CMUS, except that the obligations of the transferee will expire upon dissolution of CMUS.

         The foregoing summary is qualified in its entirety by reference to the text of the Stockholders Agreement which is filed as Exhibit 7(a) hereto and the Stockholders Agreement Waiver which is filed as Exhibit 7(d) hereto, each of which is hereby incorporated by reference.

         In connection with the HEIC Contribution, each of Liberty, Liberty Crown and JPM acknowledged that it has no further rights under the Stockholders Agreement.

         HEIC Stockholders Agreement. Liberty Crown is a party to the Stockholders Agreement, dated as of March 11, 2003, (the
"HEIC Stockholders Agreement") by and among HEIC, Hallmark Entertainment Holdings, Liberty Crown, VISN and JPM. The HEIC Stockholders Agreement provides that HEIC's Board of Directors will consist of three Class I Directors having one vote each and six Class II Directors having two votes each. Hallmark Entertainment Holdings has the right to nominate six Class II Directors and one Class I Director and each of Liberty Crown and JPM have the right to nominate one Class I Director. The rights of the parties to nominate directors will terminate on the later of (1) such party beneficially owning less than 2.5% of HEIC's common stock then outstanding or (2) such party ceasing to beneficially own at least 75% of the common stock specified for such party (which is equal to the number of shares such party held as of the date of the HEIC Stockholders' Agreement) appropriately adjusted for stock splits, dividends or combinations of shares of HEIC Common Stock. For so long as it owns at least 75% of the shares it held as of the date of the HEIC Stockholders' Agreement (as appropriately adjusted for stock splits, dividends or combinations of shares of HEIC Common
Stock), VISN will be entitled to designate a non-voting observer to HEIC's Board of Directors.

         In addition, the HEIC Stockholders Agreement provides that, in the event Hallmark Entertainment Holdings proposes to transfer 20% or more of the outstanding HEIC Common Stock in a single transaction or series of related transactions occurring during a 6-month period or within a longer period if pursuant to a single agreement, each other party to the HEIC Stockholders Agreement other than HEIC will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares of HEIC and the Issuer (as adjusted).

         Under the HEIC Stockholders Agreement, HEIC also agreed that, for so long as any party is entitled to nominate a director to the HEIC board of directors, HEIC may not take the following actions without the consent of all stockholders entitled to nominate a director to the HEIC board of directors:

o any amendment or repeal of, or addition to HEIC certificate of incorporation;

o issuance or redemption of capital stock of HEIC or securities exercisable or convertible into such capital stock;

o any spin-off, merger, consolidation or other business combination of HEIC (other than arising out of or related to a merger, consolidation or other business combination involving the Issuer);

o    the dissolution, liquidation or conversion of HEIC;

              or

o any sale, pledge or distribution or other transfer of shares of Common Stock, except in a merger, consolidation, tender offer, exchange offer or other business combination involving the Issuer and approved in accordance with the terms of the Stockholders Agreement.

         At any meeting of the stockholders of the Issuer or action by written consent of the Issuer stockholders, the board of directors of HEIC shall cause HEIC to vote its shares of Class A Common Stock and Class B Common Stock as directed by Hallmark Entertainment Holdings subject to certain exceptions. The HEIC Stockholders Agreement also provides that Hallmark Entertainment Holdings and its affiliates will not agree to any spin-off, merger, tender offer, exchange offer, consolidation or other business combination of HEIC or the Issuer in connection with which Hallmark Entertainment Holdings or any of its affiliates is entitled to registration rights with respect to any non-cash consideration it receives, unless, with respect to the non- cash consideration it receives, each other Stockholder of HEIC receives registration rights with terms no less favorable in any material respect than those received by Hallmark Entertainment Holdings or any of its affiliates.

         Under the HEIC Stockholders Agreement, each of Liberty and JPM will be entitled to designate one of the directors nominated by HEIC to the Issuer's board of directors.

         The HEIC Stockholders Agreement also limits certain affiliate transactions with the parties to the HEIC Stockholders Agreement and with the Issuer, the Issuer's subsidiaries and any affiliate of Hallmark Entertainment Holdings. With respect to such affiliate transactions with an aggregate value of not more than $35 million, approval is required by a majority of the independent directors of the Issuer's Board of Directors With respect to such affiliate transactions with an aggregate value of more than $35 million, approval is required by a majority of the members of the Issuer's Board of Directors that are not nominated by any affiliate of Hallmark Entertainment Holdings; provided, that for this purpose the nominees designated by Liberty Crown and JPM in accordance with the previous paragraph are not treated as having been nominated by Hallmark Entertainment Holdings.

         The foregoing summary is qualified in its entirety by reference to the text of the HEIC Stockholders Agreement that is filed as Exhibit 7(c) hereto and hereby incorporated by reference.

         HEIC Contribution Agreement. See Items 3 and 4 above for a summary of the HEIC Contribution Agreement.

 Item 7               Material to be Filed as Exhibits
 ------               --------------------------------
 Exhibit No.             Exhibit
 -----------             -------

    (a) Second Amended and Restated Stockholders Agreement, dated as of August 30, 2001, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., JP Morgan Partners (BHCA), L.P., DIRECTV Enterprises, Inc. and Crown Media Holdings, Inc. (previously filed as
                      Exhibit 10.6 to the Quarterly Report on
                      Form 10-Q of Crown Media Holdings, Inc,
                      Commission File No.000-30700, filed on
                      November 13, 2001 and incorporated
                      herein by reference)

    (b) Contribution Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty

                      Crown, Inc., VISN Management Corp., and
                      JP Morgan Partners (BHCA), L.P.

    (c) Stockholders Agreement, dated as of March 11, 2003, by and among Hallmark Entertainment Investments, Co., Hallmark Entertainment Holdings, Inc., Liberty Crown, Inc., VISN Management Corp. and JP Morgan Partners (BHCA), L.P.

    (d)               Form of Consent and Waiver, dated as of
                      March 11, 2003, to the Second Amended
                      and Restated Stockholders Agreement

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2003
                                             LIBERTY MEDIA CORPORATION


                                             By: /s/ Charles Y. Tanabe
                                                 ------------------------------
                                             Name:  Charles Y. Tanabe
                                             Title: Senior Vice President

                                             LIBERTY CROWN, INC.



                                             By: /s/ Charles Y. Tanabe
                                                 ------------------------------
                                             Name:  Charles Y. Tanabe
                                             Title: Senior Vice President

          SCHEDULE 1 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED
                      TO READ IN ITS ENTIRETY AS FOLLOWS:

                                  SCHEDULE 1
               DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA
                                  CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The principal business of Liberty is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.



                                                           Principal Occupation and
Name and Business Address                                  Principal Business (if
(if applicable)                                            applicable)
-------------------------                                  ------------------------

John C. Malone                                             Chairman of the Board and
                                                           Director of Liberty

Robert R. Bennett                                          President, Chief Executive
                                                           Officer and Director of
                                                           Liberty

Donne F. Fisher                                            Director of Liberty;
9781 Meridian Blvd., #200                                  President of Fisher Capital
Englewood, Colorado 80112                                  Partners, Ltd., a venture
                                                           capital partnership

Paul A. Gould                                              Director of Liberty;
711 5th Avenue, 8th Floor                                  Managing Director of Allen
New York, New York 10022                                   & Company Incorporated, an
                                                           investment banking services
                                                           company

Gary S. Howard                                             Executive Vice President,
                                                           Chief Operating Officer and
                                                           Director of Liberty


                                      19

Jerome H. Kern                                             Director of Liberty;
4600 S. Syracuse St.                                       Consultant, Kern Consulting
Denver, Colorado 80237                                     LLC, a consulting company

Kim Magness                                                Director of Liberty

David E. Rapley                                            Director of Liberty

Larry E. Romrell                                           Director of Liberty

David J.A. Flowers                                         Senior Vice President and
                                                           Treasurer of Liberty

Elizabeth M. Markowski                                     Senior Vice President of
                                                           Liberty

Albert E. Rosenthaler                                      Senior Vice President of
                                                           Liberty

Christopher S. Shean                                       Senior Vice President and
                                                           Controller of Liberty

Charles Y. Tanabe                                          Senior Vice President,
                                                           General Counsel and
                                                           Secretary of Liberty

         SCHEDULE 2 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

                                  SCHEDULE 2
           DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY CROWN, INC.

         The name and present principal occupation of each director and executive officer of Liberty Crown, Inc. ("Liberty Crown") are set forth below. The principal business of Liberty Crown is the ownership of its interest in the Crown Media Holdings, Inc. and its interest in Hallmark Entertainment Investments Co. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 2 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.




                                                           Principal Occupation and
Name and Business Address                                  Principal Business (if
(if applicable)                                            applicable)
-------------------------                                  ------------------------

John C. Malone                                             Chairman of the Board and
                                                           Director of Liberty and
                                                           Liberty Crown

Robert R. Bennett                                          President, Chief Executive
                                                           Officer and Director of
                                                           Liberty and Liberty Crown

Gary S. Howard                                             Executive Vice President,
                                                           Chief Operating Officer and
                                                           Director of Liberty and
                                                           Liberty Crown

David J.A. Flowers                                         Senior Vice President and
                                                           Treasurer of Liberty and
                                                           Liberty Crown

Elizabeth M. Markowski                                     Senior Vice President of
                                                           Liberty and Liberty Crown

Albert E. Rosenthaler                                      Senior Vice President of
                                                           Liberty and Liberty Crown


                                      21

Christopher W. Shean                                       Senior Vice President and
                                                           Controller of Liberty and
                                                           Liberty Crown

Charles Y. Tanabe                                          Senior Vice President,
                                                           General Counsel and
                                                           Secretary of Liberty and
                                                           Liberty Crown